SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                            FORM 12B-25

                    NOTIFICATION OF LATE FILING



               Commission File Number  0-23356

               Cusip Number  02368E101

         (Check one):
         X Form 10-K and Form 10-KSB
           Form 11-K
           Form 20-F
           Form 10-Q and Form 10-QSB
           Form N-SAR

          For period ended January 31, 1999

    Transition Report on Form 10-K and Form 10-KSB
    Transition Report on Form 20-F
    Transition Report on Form 11-K
    Transition Report on Form 10-Q and Form 10-QSB
    Transition Report on Form N-SAR

    For the transition period ended ____________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked
above,   identify the item(s) to which the notification relates:_____
______________________________________________________________________


                            P A R T   I

                       REGISTRANT INFORMATION

       Full name of registrant   American Absorbents Natural Products, Inc.

       Former name if applicable  N/A.

       Address of principal executive offices (Street and Number): 3800 Hudson Bend Road, Suite #300 City, State and Zip Code: Austin, Texas 78734







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                            P A R T  II

                       RULE 12B-25(B) AND (C)

       If the subject report could not be filed without unreasonable effort or
expense   and the registrant seeks  relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box).

      (a)  The reasons described in reasonable detail in Part III of this
form   could not be eliminated  without unreasonable effort or expense;

   X  (b)  The subject annual report, semi-annual report, transition report
on   Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be
filed on or before the 15th calendar   day following the prescribed due date;
or the subject quarterly report or transition report on Form   10-Q, 10-QSB,
or portion   thereof will be filed on or before the fifth calendar day
following the prescribed   due date; and

      (c)  The accountant's statement or other exhibit required by Rule
12b-25(c)   has been attached if  applicable.


                           P A R T   III

                             NARRATIVE

       State below in reasonable detail the reasons why Forms 10-K, 10-KSB,
11-K,   20-F, 10-Q, 10-QSB,  N-SAR or the transition report portion thereof
could not be filed within the prescribed   time period.  (Attach extra sheets
if needed.) Financial statement information is not yet available   and /or
completed that is necessary for inclusion in the annual Form 10-KSB of American
Absorbents   Natural Products, Inc.



                            P A R T   IV

                         OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

  David W. Redding, President------------------512-----------------266-2481
   (Name)                                  (Area Code)      (Telephone Number)

       (2)  Have all other periodic reports required under Section 13 or 15(d)
of   the Securities Exchange Act of 1934 or Section 30 of The Investment
Company Act of 1940 during the preceding   12 months or for  such shorter
period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

    X  Yes     No

       (3)  Is it anticipated that any significant change in results of
operations   from the corresponding period  for the last fiscal year will be
reflected by the earnings statements to be included   in the subject report or
portion thereof?

       Yes   X  No

       If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              12b25-2



           AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
          (Name of Registrant as specified in charter)

       Has caused this notification to be signed on its behalf by the
undersigned   thereunto duly authorized.

  Date_______________________     By________________________________________
                                     David W. Redding,   President

            Instruction.    The form may be signed by an executive officer of
the  registrant or by any duly  authorized representative.  The name and title
of the person signing the form   shall be typed or printed beneath the
signature.  If the statement is signed on behalf of the registrant   by an
authorized representative (other than an executive officer), evidence of the
representative's   authority to sign on  behalf of the registrant shall be
filed with the form.


                             ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
criminal   violations (see 18 U.S.C.  1001).


                        GENERAL INSTRUCTIONS

       1.  This form is required by Rule 12b-25 of the General Rules and
Regulations   under the Securities Exchange Act of 1934.

       2.  This form and amendments thereto must be completed and filed with the
Securities   and Exchange  Commission, Washington, DC 20549.  The information
contained in or filed with the   form will be made a matter of the public
record in the Commission files.

       3.  A manually signed copy of the form and amendments thereto shall be
filed   with each national securities exchange on which any class of securities of the registrant is registered.

       4.  Amendments to the notifications must also be filed on Form 12b-25 but
need   not restate  information that has been correctly furnished.  The form
shall be clearly identified   as an amended   notification.

       5.  Electronic Filers.  This form shall not be used by electronic filers
unable   to timely file a report solely due to electronic difficulties.  Filers
unable to submit a report within   the time period prescribed due to
difficulties in electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T   or apply for an adjustment in filing date pursuant to
Rule 13(b) of Regulation S-T.









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